                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       Report of Foreign Issuer Pursuant to Rule 13a-16 or 15f-16 of the
                        Securities Exchange Act of 1934

                          For the month of March, 2000

                       SANTA FE INTERNATIONAL CORPORATION
                (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)
   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


              Form 20-F  [X]                    Form 40-F  [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


              Yes  [ ]                          No  [X]


 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

Note: The following disclosure has been prepared to conform to the disclosure called for in Quarterly Reports on Form 10-Q filed with the U. S. Securities and Exchange Commission.


          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                         TABLE OF CONTENTS TO FORM 6-K
                          QUARTER ENDED MARCH 31, 2000



                                                                                                   Page No.
                                                                                                   --------
COVER PAGE                                                                                            1

DOCUMENT TABLE OF CONTENTS                                                                            2

PART I - FINANCIAL INFORMATION

           Item 1.  Financial Statements (Unaudited)

                  Consolidated Statements of Operations and Retained Earnings for the Three
                  Months ended March 31, 2000 and 1999                                                3

                  Consolidated Balance Sheets as of March 31, 2000 and
                  December 31, 1999                                                                   4

                  Consolidated Statements of Cash Flows for the Three Months ended
                  March 31, 2000 and 1999                                                             5

                  Notes to the Consolidated Financial Statements                                      6

           Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
           Operations                                                                                 9

           Item 3.  Quantitative and Qualitative Disclosures about Market Risk                        14

PART II - OTHER INFORMATION                                                                           14

SIGNATURES                                                                                            15

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                  (Unaudited)
         (U.S. dollars, in thousands, except share and per share data)

                                                                 Three Months ended March 31,
                                                             ----------------------------------
                                                                  2000                 1999
                                                             -------------        -------------
Operating revenues                                           $     132,548        $     185,516

Operating costs                                                     88,643               93,513
                                                             -------------        -------------
   Operating margin                                                 43,905               92,003

Other operating costs and expenses:

 Depreciation and amortization                                      20,359               17,658

 General and administrative                                          4,121                5,189

 Gain on sale of assets                                               (284)                (200)
                                                             -------------        -------------
Operating income                                                    19,709               69,356

Other income (expense):

 Investment income                                                   3,590                1,431

 Other, net                                                         (1,128)              (1,114)
                                                             -------------        -------------
Income before provision for taxes on income                         22,171               69,673

Provision for taxes on income (Note 4)                               3,902               11,217
                                                             -------------        -------------
Net income                                                          18,269               58,456
                                                             -------------        -------------
Retained earnings as of the beginning of the period                693,168              558,260

Dividends declared ($0.0325 per share per quarter)                  (3,735)              (3,729)
                                                             -------------        -------------
Retained earnings as of the end of the period                $     707,702        $     612,987
                                                             =============        =============
Income per Ordinary Share:

   Basic and Diluted                                         $        0.16        $        0.51
                                                             =============        =============
Weighted average ordinary and ordinary equivalent
 shares used in Ordinary Share computations:

   Basic                                                       114,910,836          114,728,491
                                                             =============        =============
     Effect of dilutive securities - employee stock options      1,460,620              361,875
                                                             -------------        -------------
   Diluted                                                     116,371,456          115,090,366
                                                             =============        =============

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                (U.S. dollars, in thousands, except share data)



                                                                   March 31, 2000    December 31, 1999
                                                                   --------------    -----------------
                                                ASSETS

Current assets:

 Cash and cash equivalents                                           $   248,268        $    99,692

 Marketable securities                                                    13,008            147,749

 Accounts receivable                                                     115,740            107,741

 Inventories                                                              36,426             42,083

 Prepaid expenses and other current assets                                 9,019             11,427
                                                                     -----------        -----------
  Total current assets                                                   422,461            408,692
                                                                     -----------        -----------
Property and equipment, at cost                                        2,159,935          2,152,094
 Less accumulated depreciation and amortization                       (1,068,871)        (1,049,530)
                                                                     -----------        -----------
 Property and equipment, net                                           1,091,064          1,102,564
Other noncurrent assets                                                   52,672             52,286
                                                                     -----------        -----------
  Total assets                                                       $ 1,566,197        $ 1,563,542
                                                                     ===========        ===========
                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

 Accounts payable                                                    $    44,109        $    49,212

 Accrued liabilities                                                      92,779            100,214
                                                                     -----------        -----------
  Total current liabilities                                              136,888            149,426

Other noncurrent liabilities                                              46,147             48,091
                                                                     -----------        -----------
  Total liabilities                                                      183,035            197,517

Commitments and contingencies (Note 3)

Shareholders' equity:

 Ordinary shares par value $.01; 600,000,000 shares authorized,

    115,144,552 and 114,971,177 shares issued and outstanding at

    March 31, 2000 and December 31, 1999, respectively                     1,151              1,150

 Additional paid-in capital                                              674,309            671,707

 Retained earnings                                                       707,702            693,168
                                                                     -----------        -----------
  Total shareholders' equity                                           1,383,162          1,366,025
                                                                     -----------        -----------
  Total liabilities and shareholders' equity                         $ 1,566,197        $ 1,563,542
                                                                     ===========        ===========

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                          (U.S. dollars, in thousands)



                                                                            Three Month ended March 31,
                                                                            ---------------------------
                                                                               2000             1999
                                                                            ---------        ----------
Operating activities:

 Net income                                                                 $  18,269        $  58,456

 Adjustments to reconcile net income to net cash provided by operating activities:

  Depreciation and amortization                                                20,359           17,658

  Gain on sale of assets                                                         (284)            (200)

  Accretion of interest income and gains on sales
   of marketable securities                                                     1,325             (365)

  Deferred income tax provision (benefit)                                          --              (43)

 Changes in operating assets and liabilities:

  Accounts receivable                                                          (7,999)           6,708

  Inventories                                                                   5,657              311

  Prepaid expenses and other current assets                                     2,407              268

  Accounts payable                                                             (5,103)         (23,401)

  Accrued liabilities                                                          (6,684)             456

 Other, net                                                                    (2,647)           1,574
                                                                            ---------        ---------
   Net cash provided by operating activities                                   25,300           61,422

Investing activities:

 Capital expenditures                                                          (8,740)         (38,264)

 Proceeds from sales of property and equipment                                    365              296

 Maturities of marketable securities                                          148,254               --

 Purchases of marketable securities                                           (14,838)         (51,488)
                                                                            ---------        ---------
    Net cash used for investing activities                                    125,041          (89,456)

Financing activities:

 Dividends paid                                                                (3,729)          (3,721)

 Issuance of shares under the Employee Share Purchase Plan                      1,964            2,099
                                                                            ---------        ---------
    Net cash used for financing activities                                     (1,765)          (1,622)
                                                                            ---------        ---------
 Net change in cash and cash equivalents                                      148,576          (29,656)

 Cash and cash equivalents at beginning of period                              99,692          124,314
                                                                            ---------        ---------
 Cash and cash equivalents at end of period                                 $ 248,268        $  94,658
                                                                            =========        =========
 Supplemental disclosures of cash flows information:

  Income taxes paid                                                         $   4,663        $   3,985
                                                                            =========        =========

                       SANTA FE INTERNATIONAL CORPORATION
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the State of Kuwait. The Company owns and operates a high quality, technologically advanced fleet of 27 marine and 33 land drilling rigs and provides drilling related services to the petroleum industry worldwide.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Islands law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At March 31, 2000, the Company had declared dividends that had not been paid amounting to $3,735,000.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. The preparation of interim financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management has based its assumptions and estimates on facts and circumstances currently known, actual amounts may differ from such estimates.

         The condensed consolidated financial statements included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month period ended March 31, 2000 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2000. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents and Marketable Securities

         Cash equivalents consist of highly liquid short-term investments that are readily convertible into cash and which at the date of purchase were so near their maturity that they expose the Company to an insignificant risk from changes in interest rates. Cash equivalents are carried at cost plus accrued interest, which approximates fair value. The interest method is used to account for any premium or discount on cash equivalents. The Company's policy is to place its temporary cash investments with high credit quality financial institutions and by policy limit the amount of credit exposure to any one financial institution.

         The Company's marketable securities are classified as available-for-sale securities. Unrealized holding gains and losses on available-for-sale securities are included as a component of other comprehensive income in shareholders' equity, net of the tax effect. The fair values for marketable securities are based on quoted market prices. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The Company does not believe that it is exposed to any significant risks on its investments.

         At March 31, 2000, marketable securities consisted primarily of Eurodollar debt securities and commercial paper. Cost approximates market value.

Income Per Ordinary Share

         The basic and diluted income per Ordinary Share data for the three months ended March 31, 2000 and 1999, respectively, is calculated based on the weighted average shares outstanding for the periods.

Comprehensive Income

         The Company accounts for comprehensive income in accordance with Statement of Financial Standards ("SFAS") No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the three month periods ended March 31, 2000 and 1999, respectively, the Company realized no such transactions other than those reported in net income.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction varies from period to period. The provisions for taxes on income for the three month periods ended March 31, 2000 and 1999, respectively, were recognized based upon the expected annualized relationship.

NOTE 5 - SEGMENT INFORMATION

         The Company currently has six reportable segments, defined as different equipment classifications, or by contract terms in the case of drilling related services, as follows: heavy duty harsh environment jackup rigs, semisubmersible rigs, 300 to 350 foot cantilever jackup rigs, 200 to 250 foot jackup rigs, land rigs and drilling related services. In past periods, the Company's platform rig and inland lake barge were combined and reported as an additional reportable segment, "other marine rigs".

         The Company evaluates performance and allocates resources based upon the operating margin (operating revenues less operating expenses) generated by the segment. For further details of operating margin by segment, see "Item 2. - Management's Discussion and Analysis of Financial Condition and Results of Operations." There are no intersegment sales and transfers due to the nature of the business of the segments. The following table sets forth operating revenue and segment income for each of the reportable segments and reconciles total segment income to consolidated income before provision for taxes on income.

                                                  THREE MONTHS ENDED MARCH 31,
                                                  ----------------------------
                                                     2000             1999
                                                  ---------        -----------
                                                         (in thousands)
OPERATING REVENUES
   Heavy duty harsh environment jackup rigs       $  55,395        $  45,262
   Semisubmersible rigs                               5,364           28,917
   300-350 foot cantilever jackup rigs               13,699           34,067
   200-250 foot jackup rigs                          14,419           20,794
                                                  ---------        ---------
     Total marine rigs                               88,877          129,040
   Land rigs                                         34,592           34,801
   Drilling related services                          8,787           21,373
   Other                                                292              302
                                                  ---------        ---------
     Total operating revenues                     $ 132,548        $ 185,516
                                                  =========        =========
SEGMENT INCOME
   Heavy duty harsh environment jackup rigs       $  31,717        $  26,281
   Semisubmersible rigs                              (9,639)          16,684
   300-350 foot cantilever jackup rigs               (1,819)          18,150
   200-250 foot jackup rigs                          (1,360)           6,257
                                                  ---------        ---------
     Total marine rigs                               18,899           67,372
   Land rigs                                          4,792            5,480
   Drilling related services                          2,481            5,498
   Other                                             (2,342)          (3,805)
                                                  ---------        ---------
     Total segment income                            23,830           74,545
                                                  ---------        ---------
Unallocated amount:
   General and administrative                         4,121            5,189
                                                  ---------        ---------
     Operating income                                19,709           69,356
                                                  ---------        ---------
Other income (expense)                                2,462              317
                                                  ---------        ---------
     INCOME BEFORE PROVISION FOR TAXES ON INCOME  $  22,171        $  69,673
                                                  =========        =========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company and its subsidiaries could be breached, changes in the markets for oil and natural gas and for drilling rigs and the risks of doing business in changing markets and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

         The contract drilling industry is and historically has been highly volatile, competitive and cyclical, with periods of high demand and rig utilization resulting in high rig dayrates followed by periods of low demand, excess rig supply and low rig dayrates. The contract drilling business is influenced by many factors beyond the control of the Company, including the current and anticipated prices of oil and natural gas and client oil company capital programs. During the depressed oil price cycle of late 1998 and early 1999, the oil and gas industry continued its trend toward consolidation, with the announcement or completion of several merger and acquisition transactions. Although oil prices have rebounded from the lows of the first quarter of 1999, oil and gas industry capital spending levels for exploration and production projects have been and may continue to be less robust than might have otherwise been experienced without industry consolidation. As oil and gas companies continue to address the impact of consolidation, their requirements for drilling rigs and services may be adversely affected.

         In addition to consolidation within the oil and gas industry, the contract drilling industry continued to experience merger and acquisition activity. Further drilling industry consolidation could adversely impact the Company's results of operations through lowered operating margins, increased competition from larger industry members or a variety of other factors that cannot as yet be identified or quantified.

         Oil prices recovered beginning in the second quarter of 1999 and recently were at near record levels. The contract drilling industry is now beginning to recover from the 1999 down cycle that resulted in reduced worldwide rig utilization and depressed rig rates. To date, this recovery has yielded increased offshore rig utilization and dayrates primarily in the Gulf of Mexico. International offshore and land rig drilling markets (including those in which the Company operates) have yet to enter into a meaningful recovery and the Company presently has a number of rigs idle. The Company believes the decreased utilization and lower dayrate trends recently experienced by the industry will be reversed as the industry continues to rebound. Although the price of crude oil increased through the last half of 1999 and remained strong during the first quarter of 2000, the potential impact of this oil price increase on the Company's future results of operations, both as to amount and timing, cannot be accurately predicted. The Company believes, however, that higher oil and natural gas prices for an extended period of time may result in increased oil and gas company exploration and production budgets, which in turn may result in increased future demand for drilling rigs.

         The following table presents data relating to the Company's operating revenues, operating costs, operating margin, operating income, utilization and average dayrates by segment.



                                                                 THREE MONTHS ENDED MARCH 31,
                                                                 ----------------------------
                                                                    2000             1999
                                                                 ---------         ----------
                                                              (in thousands except as indicated)
OPERATING REVENUES
   Heavy duty harsh environment jackup rigs                      $  55,395         $  45,262
   Semisubmersible rigs                                              5,364            28,917
   300-350 foot cantilever jackup rigs                              13,699            34,067
   200-250 foot jackup rigs                                         14,419            20,794
                                                                 ---------         ---------
     Total marine rigs                                              88,877           129,040
   Land rigs                                                        34,592            34,801
   Drilling related services                                         8,787            21,373
   Other                                                               292               302
                                                                 ---------         ---------
     Total operating revenues                                      132,548           185,516
                                                                 ---------         ---------
OPERATING COSTS (1)
   Heavy duty harsh environment jackup rigs                         17,385            14,437
   Semisubmersible rigs                                             13,181            10,715
   300-350 foot cantilever jackup rigs                              12,664            13,238
   200-250 foot jackup rigs                                         13,686            12,243
                                                                 ---------         ---------
    Total marine rigs                                              56,916            50,633
   Land rigs                                                        23,632            23,606
   Drilling related services                                         6,081            15,633
   Other                                                             2,014             3,641
                                                                 ---------         ---------
     Total operating costs                                          88,643            93,513
                                                                 ---------         ---------

     OPERATING MARGIN                                               43,905            92,003
                                                                 ---------         ---------
   Depreciation and amortization                                    20,359            17,658
   General and administrative                                        4,121             5,189
   Loss (gain) on sale of assets                                      (284)             (200)
                                                                 ---------         ---------
     OPERATING INCOME                                            $  19,709         $  69,356
                                                                 =========         =========
OPERATING INCOME AS A PERCENTAGE OF REVENUES                          14.9%             37.4%
                                                                 =========         =========
RIG FLEET UTILIZATION (IN PERCENTAGES)
   Heavy duty harsh environment jackup rigs                           91.9%            100.0%
   Semisubmersible rigs                                               33.3%            100.0%
   300-350 foot cantilever jackup rigs                                67.3%             89.7%
   200-250 foot jackup rigs                                           72.3%             54.2%
    Total marine rigs                                                 70.6%             80.2%
   Land rigs                                                          68.1%             73.0%

AVERAGE DAYRATES (IN WHOLE DOLLARS)
   Heavy duty harsh environment jackup rigs                     $  110,349         $ 100,582
   Semisubmersible rigs                                             58,945           107,100
   300-350 foot cantilever jackup rigs                              24,862            52,735
   200-250 foot jackup rigs                                         27,413            47,367
     Total marine rigs                                              53,220            71,490
   Land rigs                                                        16,924            16,596

--------------------

(1) EXCLUSIVE OF DEPRECIATION WHICH IS PRESENTED SEPARATELY BELOW.

QUARTERS ENDED MARCH 31, 2000 AND 1999

         OPERATING REVENUES. Total operating revenues decreased $53.0 million (28.6%). Revenues from the Company's heavy duty harsh environment jackup rig fleet increased $10.1 million (22.4%) primarily due to the impact of Galaxy III operations, which began on December 5, 1999 ($14.2 million). Partially offsetting this increase were lower utilization ($3.0 million), primarily for the Monitor, and lower average dayrates ($1.1 million). Operating revenues for the Company's semisubmersible rigs decreased $23.6 million (81.5%) mainly due to idle time incurred for Rig 135 and the Aleutian Key ($19.8 million) and a 45.0% decrease in average dayrates ($3.8 million). Revenues from 300-350 foot cantilever jackups decreased $20.4 million (59.8%) primarily because of a 52.9% decrease in average dayrates ($16.3 million) and decreased utilization of rigs in Egypt and Saudi Arabia ($5.2 million), partially offset by increased utilization of the Galveston Key in Indonesia ($1.1 million). Revenues from 200-250 foot jackup rigs decreased $6.4 million (30.7%), mainly due to a 42.1% decrease in average dayrates ($8.2 million), lower utilization of Rig 103 in Qatar ($2.0 million) and the idling of Rig 134 as it was upgraded during the first quarter of 2000 ($1.9 million). Increased utilization ($5.7 million) of rigs in Egypt and for Rig 127 in Qatar partially offset these decreases. Revenues from drilling related services decreased $12.6 million (58.9%), primarily because of a $6.7 million decrease in revenues from incentive contracts and a $6.1 million decrease in third party rig operations, partially offset by $0.3 million in revenues from the Company's platform rig. Revenues from both incentive drilling and third party rig operations decreased mainly due to lower activity in the North Sea.

         OPERATING COSTS. Total operating costs decreased $4.9 million (5.2%). Operating expenses from heavy duty harsh environment jackup rigs increased $2.9 million (20.4%) primarily due to the impact of Galaxy III operations. Semisubmersible rig operating costs increased $2.5 million (23.0%) primarily due to maintenance costs incurred on Rig 135 and on the Aleutian Key while idle. Operating costs for the 200-250 foot jackups rigs increased $1.4 million (11.8%), primarily due to increased utilization. Operating expenses from drilling related services decreased $9.6 million (61.1%) primarily due to a $6.3 million decrease in expenses associated with incentive drilling contracts and a $3.2 million decrease in expenses from third party operations. Other operating expenses decreased $1.6 million (44.7%), primarily due to decreased provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense decreased $1.1 million (20.6%) primarily due to lower employee benefit costs.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.7 million (15.3%) for the quarter ended March 31, 2000 as compared with the same period in the prior year. Addition of the Galaxy III marine rig and Rig 180 land rig increased depreciation expense by $1.7 million and $0.4 million, respectively. The remainder of the increase was due to depreciation of general capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. Other income increased $2.1 million for the quarter ended March 31, 2000, mainly due to increased investment income, primarily due to higher invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income decreased $7.3 million (65.2%) for the first quarter of 2000 as compared with the same quarter of 1999. The Company's expected annualized effective tax rate will increase to 17.6% in 2000 from 16.1% in 1999 due to changes in the mix of reportable earnings generated within the various taxing jurisdictions in which the Company operates.

         NET INCOME. Net income for the quarter ended March 31, 2000 decreased $40.2 million (68.7%) to $18.3 million as compared to $58.5 million for the same period in the prior year. This decrease resulted primarily from $53.0 million decreased operating revenues and $2.7 million increased depreciation and amortization expense, partially offset by decreased operating expense of $4.9 million, $2.1 million higher other income (expense), net, decreased general and administrative expense of $1.1 million and $7.3 million decreased provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $25.3 million and $61.4 million for the three months ended March 31, 2000 and 1999, respectively. The decrease in cash flows from operations was primarily attributable to changes in income before non-cash charges. Investing activities provided cash of $125.0 million for the three months ended March 31, 2000 and used cash of $89.5 million for the corresponding period in 1999. The $214.5 million increase in cash provided by investing activities was primarily due to $184.9 million increased net maturities and purchases of marketable securities and lower capital spending of $29.5 million. Capital expenditures totaled $8.7 million and $38.3 million for the three months ended March 31, 2000 and 1999, respectively, principally related to rig upgrades and modernization in both periods and rig expansion in 1999. For the three months ended March 31, 2000, capital expenditures on the heavy duty harsh environment jackup rig Galaxy III decreased $21.9 million and spending for new land rigs decreased $5.0 million compared to the corresponding period in 1999. Maturities and purchases of marketable securities for the three month periods were primarily for Eurodollar debt instruments and commercial paper with original maturities of more than 90 but less than 365 days. For the three months ended March 31, 2000 and 1999, cash used in financing activities was $1.8 million and $1.6 million, respectively. Dividends paid to shareholders amounted to $3.7 million in each period, partially offset by issuance of shares under the Company's Employee Share Purchase Plan in January 2000 and 1999 of $1.9 million and $2.1 million, respectively.

         The Company budgeted approximately $150 million for capital expenditures during the year ending December 31, 2000. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is budgeted to require approximately $60 million, representing numerous individual transactions spread over the course of the year. Further, the Company budgeted $50 million intended for use in either constructing or acquiring one or more new rigs, based upon market conditions. Finally, in anticipation of favorable contract negotiations with oil companies operating in Azerbaijan, $40 million was budgeted for anticipated equipment upgrades to the semisubmersible Dada Gorgud. Such negotiations have now been successfully concluded, and the Company will be operating the rig under an approximate six-year drilling contract. In order to meet the contract specifications required, the Company now estimates spending approximately $30 million for capital improvements to the Dada Gorgud in 2000, the cost of which will be recovered through operating dayrates following completion of the upgrade. It is expected that the entire 2000 capital program will be funded from internally generated funds. Future capital spending, particularly rig fleet additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once the Company undertakes a capital project, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. At any time, should plans for rig acquisition, construction or upgrade not be completed, the Company would not have those rigs available to compete in its markets.

         On March 7, 2000, the Company's Board of Directors declared a regular quarterly dividend of $0.0325 per Ordinary Share payable on April 17, 2000 to holders of record at the close of business March 31, 2000. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 2000.

         The Company currently has a $35 million uncommitted credit facility for advances and letter of credit with a major bank, none of which was drawn or subject to standby letters of credit at March 31, 2000.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or



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losses associated with changes in currency exchange rates. Accordingly, the
Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, labor availability and cost and vendor prices and delivery fluctuate in response to overall drilling industry conditions.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         The Company's worldwide operations are subject to numerous foreign, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

         The Company operates each of its rigs under a contract either to drill a specified well or number of wells or for a stated period of time, which generally is automatically extended to include the period required to complete the well in progress on the scheduled contract expiration date. Contracts often are cancelable upon specified notice at the option of the customer, and some, but not all, contracts provide for the customer to pay a specified early termination payment in the event of such cancellation. The contracts customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig or if drilling operations are suspended for extended periods by reason of force majeure or excessive rig downtime for repairs. The contracts also contain provisions addressing automatic termination or termination at the option of the customer in certain circumstances and may be dishonored or subject to renegotiation in depressed market conditions.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.

IMPACT OF YEAR 2000

         The Company's successfully implemented Y2K initiative spanned a period of three years and cost approximately $3 million. Our worldwide operations were prepared to overcome any failures experienced during the millennium rollover and leap year periods. To date, the Company has experienced no disruption. However, contingency plans will remain in effect throughout 2000 as circumstances dictate.




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



ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         There is no change to the data provided in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.



                          PART II - OTHER INFORMATION

ITEM 6. EXHIBITS

         10.38 Drilling Contract between Azerbaijan International Operating Company and Santa Fe International Corporation, executed on March 14, 2000, dated effective July 7, 1999.



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




                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    May 5, 2000            SANTA FE INTERNATIONAL CORPORATION


                                By:  /s/ S. M. McCarty
                                     ------------------------------------------
                                     S. M. McCarty, Senior Vice President
                                      and Chief Financial Officer

                               INDEX OF EXHIBITS

EXHIBIT
  NO.           DESCRIPTION
-------         -----------
10.38           Drilling Contract between Azerbaijan International
                Operating Company and Santa Fe International
                Corporation, executed on March 14, 2000, dated
                effective July 7, 1999.




                                      16